Exhibit 99.2

RECENT DEVELOPMENTS

Board of Directors Meeting Held on February 9, 2012

On February 9, 2012, TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL”) announced that its Board of Directors met on February 9, 2012, under the chairmanship of Christophe de Margerie, Chairman and Chief Executive Officer. It reviewed the Group’s accounts for the fourth quarter of 2011 and approved the 2011 consolidated financial statements, as well as the parent company financial statements and the proposed dividend of €2.28 per share, which will be submitted to the Annual Shareholders’ Meeting for approval. The ex-dividend date for the final dividend of €0.57 per share will be June 18, 20121.

The Board decided to ask shareholders at the Annual Meeting, to be held in Paris on May 11, 2012, to re-elect Patrick Artus, Bertrand Collomb, Christophe de Margerie, Anne Lauvergeon and Michel Pébereau to new three-year terms as directors.

The Board decided to ask shareholders at the Annual Meeting on May 11, 2012 to elect Anne-Marie Idrac as a director of the Company for a three-year term and to ratify the appointment of Gérard Lamarche, who has been a director since January 12, 2012.

In addition, subject to decisions by the Board of Directors and shareholders at the Annual Meeting to approve the 2011 financial statements and the final dividend for 2011, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2012 will be:

•	September 24, 2012.

•	December 17, 2012.

•	March 18, 2013.

•	June 24, 2013.

Colombia: sale of TEPMA BV and other assets

On February 8, 2012, TOTAL announced the signature of an agreement with Sinochem to sell TEPMA BV. This wholly-owned affiliate of TOTAL holds a working interest in the Cusiana field as well as a participation in the OAM and ODC pipelines in Colombia. TOTAL’s share of production of Cusiana is around 7,000 barrels of oil equivalent per day. This transaction is subject to approval by the relevant authorities. This sale follows a divestiture of a 5% working interest in the Ocensa pipeline to Petrominerales and of another 5% to CEPSA in July 2011. The combined value of the three transactions amounts to approximately $1 billion (approximately €760 million).

TOTAL will continue its exploration activities in Colombia on the Niscota (50%) and Mundo Nuevo (55%) blocks. In 2009, a substantial gas condensate discovery was made in the southern part of Niscota by the well Huron 1. The promising appreciation well Huron 2 is being drilled with a further appreciation well Huron 3 to be drilled later in 2012. TOTAL retains a 5.2% share in the Ocensa pipeline.

Nigeria: TOTAL launches Phase 2 development of offshore Ofon field

On February 7, 2012, TOTAL announced that the second phase of the Ofon field development in offshore Nigeria (Ofon Phase 2) had begun. Construction and installation contracts have been awarded for Ofon Phase 2, which is scheduled to come on stream in 2014.

The Ofon field is located in Oil Mining Lease (OML) 102, sixty-five kilometers off the Nigerian shores in a water depth of forty meters.

Ofon Phase 2 will unlock the field’s undeveloped reserves with an expected increase of production to 90,000 barrels of oil equivalent per day from 30,000 barrels, by installing four new platforms: two production platforms, a processing platform and an accommodation platform. Most of the development is dedicated to recovering natural gas, which will be compressed and evacuated to shore.

In line with TOTAL’s environmental stewardship commitments, Ofon Phase 2 is a major step forward in the Group’s plan to reduce its flaring of associated gas and its greenhouse gas emissions.

The partners in OML 102 are Total Exploration-Production Nigeria Ltd (40%, operator) and Nigerian National Petroleum Corporation (NNPC - 60%).

[1]	Payment date will be June 21, 2012.

1